SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DECISIONPOINT SYSTEMS, INC
_________________________________
(Name of Issuer)

Common Stock, $0.001 par value
Series D Convertible Preferred Stock, $0.001 par value
________________
(Title of Class of Securities)

24345A101 and 2435A200
_________
(CUSIP NUMBERS)

Michael T. Taglich, Chairman
Taglich Brothers, Inc.
275 Madison Avenue
 New York, New York 10016
(212) 661-6886
_________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 16, 2014
____________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Michael N. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Common Stock: 743,725 Series D Preferred Stock: 8,814
	8	SHARED VOTING POWER Common Stock: 1,081,733(1) Series D Preferred Stock: 76,803(1)
	9	SOLE DISPOSITIVE POWER Common Stock: 1,049,345 Series D Preferred Stock: 8,814
	10	SHARED DISPOSITIVE POWER Common Stock: 1,081,733(1) Series D Preferred Stock: 76,803(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 2,131,078(1)(2) Series D Preferred Stock: 85,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 14.60%(2)(3) Series D Preferred Stock: 11.72%(4)
14	TYPE OF REPORTING PERSON IN

____________
(1)  Mr. Taglich disclaims beneficial ownership of 10,372 shares of Series D Convertible Preferred Stock (“Series D Preferred Stock”) and 146,085 shares of Common Stock issuable upon conversion thereof owned by a trust for the benefit of his wife.

(2) Includes shares issuable upon conversion of the Issuer’s Series D Preferred Stock and Series E Convertible Preferred Stock (“Series E Preferred Stock”) and upon exercise of warrants.  The Certificates of Designation authorizing the issuance of the Series D and Series E Preferred Stock provide that the number of shares which a holder may convert at any time may not exceed that number of shares which would result in the holder becoming the beneficial owner of 4.99% of the outstanding shares of common stock of the Issuer under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Beneficial Ownership Limitation”). Notwithstanding the Beneficial Ownership Limitation, holders of the Series D Preferred Stock are entitled to vote together with holders of the common stock as a single class on all matters submitted to stockholders for approval, with each share of Series D Preferred Stock entitled to cast a number of votes equal to the number of shares such holder would be entitled to receive upon conversion, currently 14.084506 shares. Holders of the Series E Convertible Preferred Stock are not entitled to vote, except as specifically provided in the Certificate of designation or as required by law. Each share of Series E Preferred Stock is currently convertible into 20 shares of common stock. In computing the number of shares of common stock beneficially owned it is assumed that all shares of Series D Preferred Stock and Series E Preferred Stock have been converted into common stock. In computing  voting power, no effect has been given to shares of common stock issuable upon conversion of the Series E Preferred Stock.

(3)  Based on 12,729,563 shares of common stock outstanding as of September 3, 2014, as reported in the Issuer’s proxy statement filed with the SEC on September 10, 2014.

(4) Based upon 730,357 shares of Series D Convertible Preferred Stock (“Series D Preferred Stock”) outstanding at June 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Robert F. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Common Stock: 970,896 Series D Preferred Stock: 24,943
	8	SHARED VOTING POWER Common Stock: 146,085 Series D Preferred Stock: 35,315
	9	SOLE DISPOSITIVE POWER Common Stock: 1,378,396 Series D Preferred Stock: 24,943
	10	SHARED DISPOSITIVE POWER Common Stock: 146,085 Series D Preferred Stock: 35,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,524,481(1) Series D Preferred Stock: 60,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 10.98%(2) Series D Preferred Stock: 8.25%(3)
14	TYPE OF REPORTING PERSON IN
________________
 (1) Includes shares issuable upon conversion of the Issuer’s Series D Convertible Preferred Stock and Series E Convertible Preferred Stock and upon exercise of warrants.  The Certificates of Designation authorizing the issuance of the Series D and Series E Preferred Stock provide that the number of shares which a holder may convert at any time may not exceed that number of shares which would result in the holder becoming the beneficial owner of 4.99% of the outstanding shares of common stock of the Issuer under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Beneficial Ownership Limitation”). Notwithstanding the Beneficial Ownership Limitation, holders of the Series D Preferred Stock are entitled to vote together with holders of the common stock as a single class on all matters submitted to stockholders for approval, with each share of Series D Preferred Stock entitled to cast a number of votes equal to the number of shares such holder would be entitled to receive upon conversion, currently 14.084506 shares. Holders of the Series E Convertible Preferred Stock are not entitled to vote, except as specifically provided in the Certificate of designation or as required by law. Each share of Series E Preferred Stock is currently convertible into 20 shares of common stock. In computing the number of shares of common stock beneficially owned it is assumed that all shares of Series D Preferred Stock and Series E Preferred Stock have been converted into common stock. In computing  voting power, no effect has been given to shares of common stock issuable upon conversion of the Series E Preferred Stock.

(2)  Based on 12,729,563 shares of common stock outstanding as of September 3, 2014, as reported in the Issuer’s proxy statement filed with the SEC on September 10, 2014.

(3) Based upon 730,357 shares of Series D Convertible Preferred Stock (“Series D Preferred Stock”) outstanding at June 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON John Guttilla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Common Stock: 16,056 Series D Preferred Stock: 1,140
	8	SHARED VOTING POWER Common Stock: 0 Series D Preferred Stock: 0
	9	SOLE DISPOSITIVE POWER Common Stock: 16,056 Series D Preferred Stock: 1,140
	10	SHARED DISPOSITIVE POWER Common Stock: 0 Series D Preferred Stock: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 16,056(1) Series D Preferred Stock:1,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock(2) (3) Series D Preferred Stock (3)(4)
14	TYPE OF REPORTING PERSON IN
 ________________
 (1) Represents shares issuable upon conversion of the Issuer’s Series D Convertible Preferred Stock. The Certificate of Designation authorizing the issuance of the Series D Preferred Stock provides that the number of shares which a holder may convert at any time may not exceed that number of shares which would result in the holder becoming the beneficial owner of 4.99% of the outstanding shares of common stock of the Issuer under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Beneficial Ownership Limitation”). Notwithstanding the Beneficial Ownership Limitation, holders of the Series D Preferred Stock are entitled to vote together with holders of the common stock as a single class on all matters submitted to stockholders for approval, with each share of Series D Preferred Stock entitled to cast a number of votes equal to the number of shares such holders would be entitled to receive upon conversion, currently 14.084506 shares.   In computing the number of shares of common stock beneficially owned it is assumed that all shares of Series D Preferred Stock have been converted into common stock.

(2) Based on 12,729,563 shares of common stock outstanding as of September 3, 2014, as reported in the Issuer’s proxy statement filed with the SEC on September 10, 2014.

(3) Less than one percent (1%).

(4)  Based upon 730,357 shares of Series D Convertible Preferred Stock (“Series D Preferred Stock”) outstanding at June 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Stanley P. Jaworski, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Common Stock : 0 Series D Preferred Stock: 0
	8	SHARED VOTING POWER Common Stock : 0 Series D Preferred Stock: 0
	9	SOLE DISPOSITIVE POWER Common Stock : 0 Series D Preferred Stock: 0
	10	SHARED DISPOSITIVE POWER Common Stock: 0 Series D Preferred Stock: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock : 0 Series D Preferred Stock: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock : 0 Series D Preferred Stock: 0
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Paul A. Seid
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Common Stock: 1,001,896 Series D Preferred Stock: 35,264
	8	SHARED VOTING POWER Common Stock: 0 Series D Preferred Stock: 0
	9	SOLE DISPOSITIVE POWER Common Stock: 1,001,896 Series D Preferred Stock: 35,264
	10	SHARED DISPOSITIVE POWER Common Stock: 0 Series D Preferred Stock: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,001,896(1) Series D Preferred Stock: 35,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 7.40% (2) Series D Preferred Stock: 4.83%(3)
14	TYPE OF REPORTING PERSON IN
____________
(1) Includes shares issuable upon conversion of the Issuer’s Series D Convertible Preferred Stock and Series E Convertible Preferred Stock and upon exercise of warrants.  The Certificates of Designation authorizing the issuance of the Series D and Series E Preferred Stock provide that the number of shares which a holder may convert at any time may not exceed that number of shares which would result in the holder becoming the beneficial owner of 4.99% of the outstanding shares of common stock of the Issuer under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Beneficial Ownership Limitation”). Notwithstanding the Beneficial Ownership Limitation, holders of the Series D Preferred Stock are entitled to vote together with holders of the common stock as a single class on all matters submitted to stockholders for approval, with each share of Series D Preferred Stock entitled to cast a number of votes equal to the number of shares such holder would be entitled to receive upon conversion, currently 14.084506 shares. Holders of the Series E Convertible Preferred Stock are not entitled to vote, except as specifically provided in the Certificate of designation or as required by law. Each share of Series E Preferred Stock is currently convertible into 20 shares of common stock. In computing the number of shares of common stock beneficially owned it is assumed that all shares of Series D Preferred Stock and Series E Preferred Stock have been converted into common stock. In computing voting power, no effect has been given to shares of common stock issuable upon conversion of the Series E Preferred Stock.

(2) Based on 12,729,563 shares of common stock outstanding as of September 3, 2014, as reported in the Issuer’s proxy statement filed with the SEC on September 10, 2014.

(3)  Based upon 730,357 shares of Series D Convertible Preferred Stock (“Series D Preferred Stock”) outstanding at June 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Magnus G. Thorstenn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Common Stock: 0 Series D Preferred Stock: 0
	8	SHARED VOTING POWER Common Stock: 203,740 Preferred Stock: 0
	9	SOLE DISPOSITIVE POWER Common Stock: 0 Series D Preferred Stock: 0
	10	SHARED DISPOSITIVE POWER Common Stock: 203,740 Preferred Stock: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 203,740 (1) Series D Preferred Stock: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock:1.58% (2) Series D Preferred Stock: 0%
14	TYPE OF REPORTING PERSON BD
____________
 (1) Represents shares of Series E Convertible Preferred Stock issuable upon conversion of the Issuer’s Series E Convertible Preferred Stock.  The Certificate of Designation authorizing the issuance of the Series E Preferred Stock provides that the number of shares which a holder may convert at any time may not exceed that number of shares which would result in the holder becoming the beneficial owner of 4.99% of the outstanding shares of common stock of the Issuer under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Beneficial Ownership Limitation”). Holders of the Series E Convertible Preferred Stock are not entitled to vote, except as specifically provided in the Certificate of Designation or as required by law. Each share of Series E Preferred Stock is currently convertible into 20 shares of common stock. In computing the number of shares of common stock beneficially owned it is assumed that all shares of Series E Preferred Stock have been converted into common stock. In computing voting power, no effect has been given to shares of common stock issuable upon conversion of the Series E Preferred Stock.

(2)  Based on 12,729,563 shares of common stock outstanding as of September 3, 2014, as reported in the Issuer’s proxy statement filed with the SEC on September 10, 2014.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (Amendment No. 1). This Amendment No.1 amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the series D convertible preferred stock, $0.001 par value  (“Series D Preferred Stock”) and  common stock, $0.001 par value, of DecisionPoint Systems, Inc. (the "Issuer"), with its principal executive offices located at 8697 Research Drive, Irvine, CA 92618.

Item 2. Identity and Background

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons,”and each a “Reporting Person”), and information pertaining to the identity and background of each Reporting Person is set forth below:

(a)	Michael N. Taglich

(b)	The business address for Michael N. Taglich is 275 Madison Avenue, New York, New York 10016

(c)	Investment Banker.

(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Taglich is a citizen of the United States of America.

(a)	Robert F. Taglich

(b)	The business address for Robert F. Taglich is 275 Madison Avenue, New York, New York 10016

(c)	Investment Banker.

(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Taglich is a citizen of the United States of America.

(a)	John Guttilla

(b)	The business address for John Guttilla is Park 80 West, Plaza One, 250 Pehle Avenue, Suite 101 Saddle Brook, New Jersey 07663.

(c)	Accountant.

(d)	Mr. Guttilla has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Guttilla has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Guttilla is a citizen of the United States of America.

(a)	Stanley P. Jaworski, Jr.

(b)	The residence address for Stanley J. Jaworski, Jr. is 39 River Heights Drive, Smithtown, New York 11787.

(c)	Marketing Executive

(d)	Mr. Jaworski has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Jaworski has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Jaworski is a citizen of the United States of America.

(a)	Paul A. Seid

(b)	The business address for Paul A. Seid is 22 Woodhaven Drive, New City, New York 10956-4437.
(c)	Executive and Private Investor

(d)	Mr. Seid has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Seid has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Seid is a citizen of the United States of America

(a)	Magnus G. Thorstenn

(b)	The business address for Magnus G. Thorstenn is 1225 Franklin Avenue, Garden City, New York 11530-1693.

(c)	Attorney.

(d)	Mr. Thorstenn has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Thorstenn has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Thorstenn is a citizen of the United States of America.

Item 3. Source and Amount of Funds

The total amount paid for the shares of Series D Preferred Stock, Series E Preferred Stock and Common Stock owned by each Reporting Person was as follows:

	Series D Preferred Stock	Series E Preferred Stock	Common Stock
Michael N. Taglich:	$856,170	$152,810	$162,744
Robert F. Taglich:	$249,430	$203,750	$162,744
Johm Guttilla:	$11,400	---	--
Paul A..Seid	352,640	$152,610	$160,000
Magnus G. Thorstenn	--	$101,870	---

The source of the funds used by the Reporting Persons previously to acquire the Shares to which this Schedule 13D relates was personal funds.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased their Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  The purpose of such acquisitions of the Shares was for investment, and such acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On July 9, 2014, Michael Taglich engaged counsel which commenced an action in the Court of Chancery of the State of Delaware pursuant to 8 Del. C. § 211 to compel the Issuer to convene an annual meeting of stockholders (the “Proceeding”) as more than 13 consecutive months had passed without any such meeting taking place (the “Pleading”).   The Pleading indicated that the Issuer had not held an annual meeting of stockholders for election of directors, or elected directors by written consent in lieu of an annual meeting, since it was reincorporated in Delaware on June 15, 2011, and sought to compel the Issuer to hold an annual meeting for an election of  its directors, as well as to approve the form of notice for such annual meeting to be convened. Pursuant to a settlement agreement between Mr. Taglich and the Issuer entered into on July 23, 20134, the Issuer agreed to hold an annual meeting of the stockholders by October 15, 2014.

Prior to commencing the Proceeding, Michael Taglich had contacted the Issuer to demand that an annual meeting of its stockholders be held to elect members of the Board of Directors (“Board”), and had requested that two individuals with industry experience be appointed to, of nominated for election to, the Board.

On September 10, 2014, the Issuer filed a definitive proxy statement to solicit proxies for the election of seven nominees to the Board at the Annual Meeting of Stockholders scheduled to be held on October 15, 2014, consisting of six incumbent directors and one new nominee with industry experience.

On September 16, 2014, Michael Taglich, together with his brother, Robert F. Taglich, filed a preliminary proxy statement with the SEC to solicit proxies for a slate of nominees, consisting of the Reporting Persons (other than Robert Taglich) in opposition to the nominees named in the Issuer’s proxy statement, with a view to obtaining control of the Board.

 Because the Reporting Persons are acting in concert with respect to the nomination and election of directors at the Annual Meeting of Stockholders of the Issuer and other matters at any such meeting, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons.

            Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Actions deemed appropriate to be taken by the Reporting Persons with respect to their investments in the Issuer may include changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 12,729,563 shares of common stock outstanding as of September 3,2014, as reported in the Issuer’s definitive proxy statement filed with the SEC on September 10, 2014, and 730,357 shares of Series D Preferred Stock outstanding as of June 30, 204, as reported in the Issuer’s Quarterly Report on Form 10-Q for the six months ended June 30, 2014) are as follows*:

Michael N. Taglich

(a)	Amount beneficially owned:	Percent of class:
	Common Stock: 2,131,078** Series D Preferred Stock: 85,617**	14.60% 11.72%
(b)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Common Stock: 743,725 Series D Preferred Stock: 8,814

Shared power to vote or to direct the vote:
Common Stock: 1,081,733** Series A Preferred Stock: 76,803**

Sole power to dispose or to direct the disposition of:
Common Stock: 1,049,345 Series D Preferred Stock:8,814

Shared power to dispose or to direct the disposition of:
Common Stock: 1,081,733* * Series D Preferred Stock:76,803**
________
** Mr. Taglich disclaims beneficial ownership of 10,372 shares of Series D Preferred Stock and 146,085 shares of Common Stock issuable upon conversion thereof owned by a trust for the benefit of his wife.

Robert F. Taglich

(a)	Amount beneficially owned:	Percent of class:
	Common Stock: 1,524,481 Series B Preferred Stock:	10.98% 8.25%
(b)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Common Stock: 970,896 Series D Preferred Stock: 24,943

Shared power to vote or to direct the vote:
Common Stock: 146,085 Series D Preferred Stock: 35,315

Sole power to dispose or to direct the disposition of:
Common Stock: 506,781 Series D Preferred Stock:24,943

Shared power to dispose or to direct the disposition of:
Common Stock: 146,085 Series D Preferred Stock: 35,315

John Guttilla
(a)	Amount beneficially owned:	Percent of class:
	Common Stock: 16,056 Series D Preferred Stock: 1,140	Less than 1% Less than 1%
(b)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Common Stock: 16,056 Series D Preferred Stock: 1,140

Shared power to vote or to direct the vote:
Common Stock: 16,056 Series D Preferred Stock: 1,140

Sole power to dispose or to direct the disposition of:
Common Stock: 16,056 Series D Preferred Stock: 1,140

Shared power to dispose or to direct the disposition of:
Common Stock: 0 Series D Preferred Stock: 0

Paul A. Seid
(a)	Amount beneficially owned:	Percent of class:
	Common Stock: 1,001,896 Series D Preferred Stock: 35,264	7.40% 4.83%
(b)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Common Stock:1,001,896 Series D Preferred Stock: 35,264

Shared power to vote or to direct the vote:
Common Stock: 0 Series D Preferred Stock: 0

Sole power to dispose or to direct the disposition of:
Common Stock: 1,001,896 Series D Preferred Stock: 35,264

Shared power to dispose or to direct the disposition of:
Common Stock: 0 Series D Preferred Stock: 0

Magnus G. Thorstenn.
(a)	Amount beneficially owned:	Percent of class:
	Common Stock: 203,740 Series D Preferred Stock: 0	Less than 1% --
(b)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Common Stock: 0

Shared power to vote or to direct the vote:
Common Stock: 203,740

Sole power to dispose or to direct the disposition of:
Common Stock: 0

Shared power to dispose or to direct the disposition of:
Common Stock: 203,740

      (c)               The Reporting Persons have not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

     (d)               No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

____
* Includes shares issuable upon conversion of the Issuer’s Series D Convertible Preferred Stock and Series E Convertible Preferred Stock and upon exercise of warrants.  The Certificates of Designation authorizing the issuance of the Series D and Series E Preferred Stock provide that the number of shares which a holder may convert at any time may not exceed that number of shares which would result in the holder becoming the beneficial owner of 4.99% of the outstanding shares of common stock of the Issuer under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Beneficial Ownership Limitation”). Notwithstanding the Beneficial Ownership Limitation, holders of the Series D Preferred Stock are entitled to vote together with holders of the common stock as a single class on all matters submitted to stockholders for approval, with each share of Series D Preferred Stock entitled to cast a number of votes equal to the number of shares such holder would be entitled to receive upon conversion, currently 14.084506 shares. Holders of the Series E Convertible Preferred Stock are not entitled to vote, except as specifically provided in the Certificate of designation or as required by law. Each share of Series E Preferred Stock is currently convertible into 20 shares of common stock. In computing the number of shares of common stock beneficially owned it is assumed that all shares of Series D Preferred Stock and Series E Preferred Stock have been converted into common stock. In computing voting power, no effect has been given to shares of common stock issuable upon conversion of the Series E Preferred Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 Item 6 is hereby amended to add the following:

On September 16, 2014, each of the Reporting Persons entered into a Joint Filing and Solicitation Statement Agreement pursuant to which, among other things, they agreed to solicit proxies for the election of the Reporting Persons (other than Robert Taglich) to the Board at the Annual Meeting of Stockholders. A copy of the agreement is attached as an exhibit hereto and is incorporated by reference.

Item 7.    Material to be filed as Exhibits

Item 7 is amended to add the following exhibit.

                Exhibit A           Joint Filing and Solicitation Agreement.

SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2014

/s/ Michael N. Taglich
Michael N. Taglich

/s/ Robert F.. Taglich
Robert J. Taglich

Taglich Brothers, Inc.

	By:	/s/ Michael N. Taglich
Name: Michael N. Taglich
Title: President

/s/ John Guttilla
John Guttilla

/s/ Stanley J. Jaworski, Jr.
Stanley J. Jaworski, Jr.

/s/ Paul A. Seid
Paul A. Seid

/s/ Magnus G.Thorstenn
Magnus G.Thorstenn

Exhibit A

Joint Filing and Solicitation Agreement

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of DecisionPoint Systems, Inc., a Delaware corporation (the “Company”);

WHEREAS, Michael N. Taglich, Robert F. Taglich, John Guttilla, Stanley P. Jaworski, Jr., Paul A. Seid, and Magnus G. Thorstenn wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the “Board”) at the 2014 annual meeting of stockholders of the Company  (the “Annual Meeting”) and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 16th day of September, 2014 by the parties hereto:

                1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them  of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company to the extent required by law. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

                2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Michael N. Taglich of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                3. Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of Michael N. Taglich, John Guttilla, Stanley P. Jaworski, Paul A. Seid, and Magnus Thorstenn,to the Board at the Annual Meeting, (ii) taking such other actions as the parties deem advisable in connection with the Annual Meeting and (iii) taking all other action necessary or advisable to achieve the foregoing.

                4. Each of the undersigned agrees that all expenses incurred in connection with the Group’s activities set forth in Section 3 must be approved by Michael N. Taglich. All such expenses shall be paid by Michael N. Taglich.

                5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities set forth in Section 3 shall be first approved by Michael N. Taglich.

                6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such purchases and sales are made in compliance with all applicable securities laws.

                7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                8. Any legal action or proceeding arising out of the provisions of this Agreement or the parties’ investment in the Company shall be brought and determined in the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York.

                9. Any party hereto may terminate his/its obligations under this Agreement on 24 hours’ prior written notice to all other parties, with a copy by fax to Vincent J. McGill, Esq., Eaton & Van Winkle LLC (“EVW”) at   Fax No. 212-779-9928.

              10. Each party acknowledges that EVW shall act as counsel for both the Group and its affiliates relating to their investment in the Company.

              11. Each party hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D required to be filed under applicable law pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

/s/ Michael N. Taglich
Michael N. Taglich

/s/ Robert F.. Taglich
Robert J. Taglich

/s/ John Guttilla
John Guttilla

/s/ Stanley J. Jaworski, Jr.
Stanley J. Jaworski, Jr.

/s/ Paul A. Seid
Paul A. Seid

/s/ Magnus G.Thorstenn
Magnus G.Thorstenn